SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 1)(1)


                       Medstrong International Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share

--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   58505L 20 0
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Herbert Tabin
                                Silver Lake Capital Partners, Inc.
                                21218 St Andrews Blvd
                                #610
                                Boca Raton, FL 33433
                                (561) 542-1334
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                October 31, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                                (Page 1 of Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58505L 20 0                            13D          Page 2 of 5 Pages


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1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Silver Lake Capital Partners, Inc.          [EIN 20-5372686]

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) |_|
                                                                (b) |X|

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

                                       WC

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                           Florida


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7    SOLE VOTING POWER

     NUMBER OF             1,200,000 shares of common stock of Medstrong
                           International Corporation owned directly (adjusted for 1 for 75 reverse split of the common stock effective November 2, 2006)

   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

                           1,200,000 shares of common stock of Medstrong International Corporation owned directly (adjusted for 1 for 75 reverse split of the common stock effective November 2, 2006)

  REPORTING

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           1,200,000 shares of common stock of Medstrong International Corporation owned directly (adjusted for 1 for 75 reverse split of the common stock effective November 2, 2006)


--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           42.25%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*


                           CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 58505L 20 0                            13D           Page 3 of 5 Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Herbert Tabin                                  [EIN 20-5372686]

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) |_|
                                                                (b) |X|

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

                           NA

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                  |_|



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION


                           U.S.

--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF                1,200,000 shares of common stock of
                           Medstrong International Corporation owned indirectly through Silver Lake Capital
                           Partners, Inc. (adjusted for 1 for 75
                           reverse split of the common stock effective
                           November 2, 2006)

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING                1,200,000 shares of common stock of
                           Medstrong International Corporation owned indirectly through Silver Lake Capital
                           Partners, Inc. (adjusted for 1 for 75
                           reverse split of the common stock effective
                           November 2, 2006)

   PERSON

   WITH      -------------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER



--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           1,200,000 shares of common stock of
                           Medstrong International Corporation owned indirectly through Silver Lake Capital Partners, Inc. (adjusted for 1 for 75 reverse split of the common stock effective November 2, 2006)

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           42.25%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*


                            IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.   58505L 20 0                           13D          Page 4 of 5 Pages

--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

Common Stock, par value $.001 per share, of Medstrong International Corporation, 350 Bedford Street, Suite 203, Stamford, CT 06901.


--------------------------------------------------------------------------------
Item 2.  Identity and Background.

     (a) Silver Lake Capital Partners, Inc.

         Herbert Tabin

     (b) Silver Lake Capital Partners, Inc.
                           21218 St Andrews Blvd
                           #610
                           Boca Raton, FL 33433
                           (561) 542-1334


         Herbert Tabin
         c/o Silver Lake Capital Partners, Inc.
                           21218 St Andrews Blvd
                           #610
                           Boca Raton, FL 33433
                           (561) 542-1334


     (c) Investments

     (d) NA

     (e) NA

     (f) U.S.

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

                  The funds of $90,000 paid for the 90,000,000 shares of common stock of Medstrong International Corporation were obtained from the working capital of Silver Lake Capital Partners, Inc.

--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

         The purpose of the transactions by Silver Lake Capital Partners, Inc. was to make investments in Medstrong International Corporation.

        (a) NA

        (b) NA

        (c) NA

        (d) NA

        (e) NA

        (f) NA

        (g) NA

        (h) NA

        (i) NA

        (j) NA

--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

      (a) 1,200,000 shares of common stock of Medstrong International Corporation owned indirectly by Herbert Tabin through Silver Lake Capital Partners, Inc. (adjusted for 1 for 75 reverse split of the common stock effective November 2, 2006)

      (b) Silver Lake Capital Partners, Inc., and Herbert Tabin through Silver Lake Capital Partners, Inc., have sole power to vote and dispose of Medstrong International Corporation common stock.

      (c) On July 19, 2006, Silver Lake Capital Partners, Inc., Inc. purchased 2,000,000 shares of common stock of Medstrong International Corporation for a price of $.001 per share, or a total price of $2,000. The certificate for these shares was issued July 27, 2006. On August 14, 2006, Silver Lake Capital Partners, Inc., Inc. purchased 40,000,000 shares of common stock of Medstrong International Corporation for a price of $.001 per share, or a total price of $40,000. The certificate for these shares was issued August 21, 2006. On October 30, 2006, Silver Lake Capital Partners, Inc., Inc. purchased 48,000,000 shares of common stock of Medstrong International Corporation for a price of $.001 per share, or a total price of $48,000. The certificate for these shares was issued October 31, 2006. All share numbers set forth in this paragraph are to be adjusted for 1 for 75 reverse split of the common stock effective November 2, 2006.


      (d)   NA

      (e)   NA

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Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  NA

--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

                  NA

--------------------------------------------------------------------------------

                                    SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                               November 15, 2006
                                      ---------------------------------------
                                                    (Date)


                                               /s/ Herbert Tabin
                                      ----------------------------------------
                                                 (Signature)


                                        Silver Lake Capital Partners, Inc.



                                              By:  /s/ Herbert Tabin
                                      ---------------------------------------
                                             Herbert Tabin, President



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).